# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NorthStrive Acquisition Corp I., CIK 0002133719
CUSIP: G6659W103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0001840563
Persons authorized to receive notices and communications: Michel Tamer, 120 Newport Center Drive, Newport Beach, California (CA), 92660, (888) 445-4886

## Reporting persons
- PMGC Holdings Inc. (CIK 0001840563): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC); sole voting power 2,728,070; shared voting power 0; sole dispositive power 2,728,070; shared dispositive power 0; aggregate amount beneficially owned 2,728,070 (21.43% of the class)
  Comment: The number of shares represented by the amounts in Rows 7, 9, and 11 includes 2,728,070 Class A Ordinary Shares of NorthStrive Acquisition Corp I. (the "Issuer"), consisting of (i) 2,496,320 Class A Ordinary Shares underlying the issuer's ("Issuer") Class B Ordinary Shares (of which an aggregate of 325,607 Class B Ordinary Shares are subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full or in part), previously issued to NorthStrive Sponsor I LLC ("Sponsor"), which Class B Ordinary Shares are convertible to Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option; and (ii) 231,750 Class A Ordinary Shares included in the private placement offering, which was consummated simultaneously with the Issuer's initial public offering ("IPO"). Ownership percentage is calculated based on 12,728,070 Class A Ordinary Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act of 1934, amended ("Act"), being 10,231,750 Class A Ordinary Shares outstanding as of the date of this report plus 2,496,320 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor.
  PMGC Holdings Inc. ("PMGC") became the sole Member of the Sponsor pursuant to the Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. PMGC holds all membership interest and voting power of the Sponsor.
- NorthStrive Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,728,070; shared voting power 0; sole dispositive power 2,728,070; shared dispositive power 0; aggregate amount beneficially owned 2,728,070 (21.43% of the class)
  Comment: The number of shares represented by the amounts in Rows 7, 9, and 11 includes 2,728,070 Class A Ordinary Shares of the Issuer, consisting of (i) 2,496,320 Class A Ordinary Shares underlying the Issuer's Class B Ordinary Shares (of which an aggregate of 325,607 Class B Ordinary Shares are subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full or in part), previously issued to the Sponsor, which Class B Ordinary Shares are convertible to Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option and (ii) 231,750 Class A Ordinary Shares included in the private placement offering which was consummated simultaneously with the IPO. Ownership percentage is based on 12,728,070 Class A Ordinary Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, being 10,231,750 Class A Ordinary Shares outstanding as of the date of this report plus 2,496,320 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor. PMGC became the sole Member of the Sponsor pursuant to the Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. PMGC holds all membership interest and voting power of the Sponsor.
- Georgiy Kovalyov: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: PMGC became the sole Member of the Sponsor pursuant to the Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. Georgiy Kovalyov is the Manager of the Sponsor. PMGC holds all membership interest and voting power of the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share.
Name of issuer: NorthStrive Acquisition Corp I.
Address of issuer's principal executive offices: 120 Newport Center Drive, Newport Beach, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: This statement is filed by PMGC Holdings Inc., NorthStrive Sponsor I LLC and Georgiy Kovalyov (collectively, the "Reporting Persons") with respect to 2,728,070 Class A Ordinary Shares of the Issuer, which consist of (i) 2,496,320 Class A Ordinary Shares underlying the issuer's Class B Ordinary Shares (of which an aggregate of 325,607 Class B Ordinary Shares are subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full or in part), previously issued to the Sponsor, which Class B Ordinary Shares are convertible to Class A Ordinary Shares on the closing of the Issuer's business combination or earlier at the holder's option and (ii) 231,750 Class A Ordinary Shares included in the private placement offering which was consummated simultaneously with the IPO. The Class A Ordinary Shares of the Issuer are directly held by the Sponsor. Georgiy Kovalyov is the Manager of the Sponsor. PMGC holds all membership interest and voting power of the Sponsor. PMGC became the sole Member of the Sponsor pursuant to the Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026.
Residence or business address: PMGC, the Sponsor, and Georgiy Kovalyov have a principal business office at 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: PMGC Holdings is principally engaged as a diversified holding company focused on acquiring and growing valuable assets and operating businesses across various industries. Georgiy Kovalyov is principally engaged as a Certified Public Accountant and finance professional.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: PMGC is a corporation formed in the State of Nevada. The Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. Kovalyov is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Sponsor previously purchased its shares of the Issuer using working capital funds. PMGC used working capital funds for the consideration it paid for the purchase of its membership interest in the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities described herein for investment purposes. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, stockholders, and other interested parties concerning potential strategic transactions, including possible merger and acquisition opportunities. The Reporting Persons may from time to time make introductions or otherwise facilitate discussions between the Issuer and third parties regarding such potential opportunities. The Reporting Persons are in discussions with third parties that may result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D; however, there are currently no definitive agreements to undertake such actions. Additionally, the Reporting Persons may continue to review and consider other opportunities that may present themselves from time to time, depending on various factors, including the Issuer's financial position, the price level of the securities, conditions in the securities markets, general economic and industry conditions, or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on each of the cover pages hereto. As the sole Member of the Sponsor, PMGC has voting and dispositive power over the securities held by the Sponsor. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: (i) Sole power to vote or to direct the vote: see Item 7 on the cover pages hereto. (ii) Shared power to vote or to direct the vote: see Item 8 on the cover pages hereto. (iii) Sole power to dispose or to direct the disposition of: see Item 9 on the cover pages hereto. (iv) Shared power to dispose or to direct the disposition of: see Item 10 on the cover pages hereto. The Sponsor is the record and direct beneficial owner of the securities covered by this Schedule 13D. As of the date hereof, no Reporting Person owns any Class A Ordinary Shares of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026.

The Issuer entered into that certain Letter Agreement, Registration Rights Agreement, Private Placement Units Purchase Agreement, and Administrative Services Agreement, which are each filed as exhibits to the Issuer's Current Report on Form 8-K with the U.S. Securities and Exchange Commission on August 20, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Amended and Restated Limited Liability Company Agreement of Sponsor dated September 25, 2026, effective retroactively as of April 24, 2026.

Exhibit 99.2 - Joint Filing Agreement.

## Signatures
- PMGC Holdings Inc.: /s/ Graydon Bensler, Graydon Bensler / Chief Executive Officer of PMGC Holdings Inc. (09/29/2026)
- NorthStrive Sponsor I LLC: /s/ Georgiy Kovalyov, Georgiy Kovalyov / Manager (09/29/2026)
- Georgiy Kovalyov: /s/ Georgiy Kovalyov, Georgiy Kovalyov (09/29/2026)